Exhibit 99.1

ElectraMeccanica Reports Second Quarter 2019 Financial Results

VANCOUVER, Aug. 08, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, today reported its financial results for the second quarter ended June 30, 2019.

Recent Company Highlights:

•Appointed automotive and advanced propulsion systems expert, Paul Rivera, as the Company’s new Chief Executive Officer, effective August 12, 2019. Jerry Kroll, the Company’s founder and CEO since 2015, will remain on the Company’s board of directors.

•To-date, Meccanica has produced 47 pre-production SOLO electric vehicle at their strategic partner’s manufacturing facility in Chongqing, China. These vehicles have undergone rigorous internal quality assurance and safety tests, which include fine-tuning calibration, stability, and brake systems, among other items.

•Obtained $2,500 per vehicle consumer rebate designation for SOLO EV through the Oregon Clean Vehicle Rebate Program, and a $900 per vehicle consumer rebate from the California Air Resources Board (CARB).

•Granted key patent in China for proprietary battery cartridge design, further expanding international protection of key technologies underlying the SOLO EV.

•Announced multi-year collaboration with Apollo Brands, whereby Meccanica will supply the company with SOLO EVs for use in last-mile delivery applications.

•Announced milestone of first SOLO EV owner driving 20,000 kilometers in first two years of ownership, utilizing the vehicle primary in commuting and urban package delivery applications, validating proof of concept and the reliability of the SOLO.

•Announced engagement with top tier automotive public relations firm, jmpr. jmpr brings Meccanica over 40 years of experience within the automotive and transportation lifestyle industries, as well as extensive relationships with industry leaders, influencers and consumer decision makers.

•Showcased the SOLO EV at the Advanced Clean Transportation EXPO in Long Beach, California, where the Company offered test drives to fleet managers and participated in an urban mobility panel discussion.

Second Quarter 2019 Financial Summary

•Total revenue for the three months ended June 30, 2019, was CAD$0.2 million, compared to revenue of CAD$0.3 million in the same year-ago quarter. The decrease in revenue was primarily attributed to decrease of the custom-built e-roadsters that were produced.

•General and administrative expenses for the three months ended June 30, 2019 were CAD$1.6 million, compared to CAD$0.9 million in the same year-ago quarter. This increase is primarily due to increased rent and office expenses, legal and professional fees, consulting fees, investor relations and increased salary expenses.

•Research and development expenses for the three months ended June 30, 2019 were CAD$1.9 million, compared to CAD$1.7 million in the same year-ago quarter. The increase in research and development expenses was primarily due to the costs related to pre-production vehicles that are being expensed to research and development.

•Operating loss for the three months ended June 30, 2019 was CAD$4.9 million, compared to an operating loss of CAD$4.6 million in the same year-ago quarter.

•Net Income for the three months ended June 30, 2019 was CAD$3.3 million, compared to a net loss of CAD$2.6 million in the same year-ago quarter. The increase in net loss was primarily related to the fair market value of the warrant derivative liability.

•Cash and cash equivalents and short-term deposits were CAD$21.4 million as of June 30, 2019, compared with CAD$18.9 million as of December 31, 2018.

•Cash used in operations in the quarter ended June 30, 2019 was CAD$8.2 million, compared with cash used in operations of CAD$3.0 million in the same year-ago quarter.

Management Commentary

“The second quarter of 2019 was highlighted by our continued preparation for the production ramp of our flagship, single-passenger SOLO EV,” said Bal Bhullar, Chief Financial Officer of Meccanica. “Our team has made significant strides in preparing for this roll-out, including finalization of the tooling and automation at our strategic partner’s manufacturing facility in China. Over the last few months, we have conducted rigorous internal quality assurance and safety tests on the first 47 pre-production SOLO, all of which have been produced to date in 2019, testing items such as calibration, stability, and brake systems, among others. We have positioned ourselves to revolutionize the EV with a vehicle that is truly disruptive, taking transportation of individuals and goods to the next level.

“We have made considerable progress as an organization as we transition to full-scale production. Some of these steps include establishing a critical sales and service infrastructure, securing key consumer rebates on the West Coast to further lower the cost of the SOLO, fortifying our intellectual property portfolio and adding key members to our team, including the appointment of seasoned automotive executive, Paul Rivera, as CEO. Paul brings over 25 years of experience in the automotive sector with advanced propulsion systems, industry ‘know-how’ and key relationships. With these key strategic initiatives complete, we expect to transition Meccanica into an innovative leader in the automotive technology industry.”

“With the SOLO EV certified for sale in 37 states throughout the U.S., we are well positioned to revolutionize the way people commute by creating an affordable, fun and eco-friendly alternative to the daily commuter experience. I am inspired to be a part of this amazing Company as we prepare to deliver quality vehicles to our customers in the latter half of 2019 and beyond,” concluded Bhullar.

About Electrameccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for an incredible driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electrameccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released August 8, 2019